UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NO. 001-07731
CUSIP NUMBER 291087203

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:           June 30, 2009
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Emerson Radio Corp.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number) City, State and Zip Code	Nine Entin Road Parsippany, New Jersey 07054

Part II — RULES 12B-25(B) AND (C)
          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
          Emerson Radio Corp. (the “Company”) is unable to file its quarterly report on Form 10-Q for the three months ended June 30, 2009 (the “Form 10-Q”) within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Company’s need to include within its Form 10-Q income and expense information for the quarter ended June 30, 2008. As previously disclosed, Emerson will be restating its financial statements for that quarter and filing a Form 10-Q/A with respect thereto. The restated financial statements will not be completed by the prescribed due date for the Form 10-Q but Emerson expects them to be available on or before the fifth calendar day thereafter.
PART IV — OTHER INFORMATION
          (1) Name and telephone number of person to contact in regard to this notification.

Greenfield Pitts, Chief Financial Officer	212-897-5441

(Name and Title)	(Area Code) (Telephone Number)
          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes       ☐ No
          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes       ☑ No
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Emerson Radio Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2009	By:	/s/ Greenfield Pitts

	Name:	Greenfield Pitts
	Title:	Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)